SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release March 7, 2007

E.ON in favor of European energy market
•	Adjusted EBIT up 12 percent

•	Management to propose increased dividend of €3.35

•	Gas price reductions for E.ON customers
“We need to take bolder steps towards a European energy market. We therefore propose creating a core energy market in Continental Europe consisting of the Benelux countries, France, Austria, Switzerland, and Germany and gradually expanding it into an EU-wide energy market,” E.ON AG CEO Wulf H. Bernotat said at the company’s annual results press conference in Düsseldorf, Germany. E.ON has submitted concrete proposals to the European Commission on cooperation between transmission system operators and the necessary regulatory framework. In view of the politically motivated protectionism aimed at E.ON’s planned takeover of Endesa, Bernotat stressed that action on energy needs to be taken on a European—not a national—scale. Otherwise, Europe would be unable to successfully meet challenges like security of supply and climate protection.
E.ON offer better for Endesa
E.ON is determined to stay on track with Endesa. Bernotat said: “We’re working with undiminished energy to convince Endesa shareholders about our offer. Only our offer is open to all Endesa shareholders, including the many private investors, and we have a clear strategy for Endesa’s future which will enable it to develop successfully in the marketplace.”
Adjusted EBIT increased to €8.2 billion
In the 2006 financial year, E.ON grew sales by 21 percent, from €56.1 billion to €67.8 billion. E.ON’s adjusted EBIT1 increased by 12 percent to €8.2 billion (prior year: €7.3 billion). E.ON more than offset the considerable adverse effects of the regulation of network charges in Germany, in particular through operating improvements in all areas and the passthrough of higher gas procurement costs. As

E.ON AG Press Release of March 7, 2007	Page 2 of 8

anticipated, E.ON’s net income (after taxes and minority interests) did not match the high prior-year figure, which reflected the substantial book gains on the Viterra and Ruhrgas Industries disposals. E.ON’s net income was €5.1 billion in 2006 compared with €7.4 billion in the prior year. By contrast, adjusted net income2 of €4.4 billion was 20 percent above the prior-year figure of €3.6 billion.
ROCE and cash flow significantly higher
In 2006 E.ON again increased its returns: ROCE3 of 13.2 percent (prior year: 12.2 percent) was substantially above the company’s pretax cost of capital of 9 percent. Value added3 increased to €2.6 billion. Cash provided by operating activities also again surpassed the prior-year figure (€6.6 billion), rising by 10 percent to €7.2 billion.
Management to propose €3.35 dividend
At E.ON’s Annual Shareholders Meeting on May 3, 2007, the Board of Management and Supervisory Board will propose to pay a €3.35 dividend (prior year4: €2.75) per ordinary share qualifying for a dividend.
Further operating improvements expected for 2007
E.ON expects its 2007 adjusted EBIT to again slightly surpass the high prior-year level. The company also expects a slight increase in net income, although this figure could, in particular, be influenced by the marking to market of derivatives at year end.
Gas price reductions
E.ON has good news for natural gas consumers: it plans to reduce natural gas prices in many regions and customer segments. Effective April 1, E.ON Ruhrgas will significantly reduce gas prices for resellers and industrial customers. In the United Kingdom, E.ON is reducing residential gas prices by 16 percent following the substantial decline in wholesale energy prices. In Germany, five of E.ON’s seven regional distribution companies will reduce residential gas prices by up to 8.4 percent effective May 1 or June 1; two of the companies have already reduced prices effective March 1. The key factor is the decline in oil prices seen in recent months, which is benefiting

E.ON AG Press Release of March 7, 2007	Page 3 of 8

consumers. This demonstrates that oil-price indexation is not a one-way street.

[1]	Non-GAAP financial measure; see reconciliation to net income in the tables Net Income and Interest Income at the end of this press release.

[2]	Non-GAAP financial measure; see reconciliation to net income in the table Adjusted Net Income at the end of this press release.

[3]	Non-GAAP financial measure; see derivation in the tables Cost of Capital and ROCE at the end of this press release.

[4]	Excludes special dividend.
On the 26 of January 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 — 4 53.
This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the

E.ON AG Press Release of March 7, 2007	Page 4 of 8

meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts. credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.

E.ON AG Press Release of March 7, 2007

Net Income

€ in millions	2006	2005[1]	+/– %

Adjusted EBITDA[2]	11,353	10,194	+11
Depreciation,amortization, and impairments affecting adjusted EBIT[3]	–3,203	–2,901	—
Adjusted EBIT[2]	8,150	7,293	+12
Adjusted interest income (net)[4]	–1,081	–1,027	—
Net book gains	1,205	491	—
Restructuring expenses	—	–29	—
Other nonoperating earnings	–3,141	424	—
Income/Loss (–) from continuing operations before income taxes and minority interests	5,133	7,152	–28
Income taxes	323	–2,261	—
Minority interests	–526	–536	—
Income/Loss (–) from continuing operations	4,930	4,355	+13
Income/Loss (–) from discontinued operations,net	127	3,059	—
Income/Loss (–) from cumulative effect of changes in accounting principles,net	—	–7	—
Net income	5,057	7,407	–32

[1]	Adjusted for discontinued operations.

[2]	Non-GAAP financial measure.

[3]	In 2006 and 2005,the impairment charges recognized in adjusted EBIT differed from the impairment charges recorded in accordance with U.S. GAAP. In 2006, non-operating earnings can be traced to regulatory impairments on property, plant and equipment and on shareholdings at the Central Europe and Pan-European Gas market units. In addition, impairments have again been recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. Additional impairments concern intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units. In 2005, the difference was the result of impairments recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. The commentary is transferred from Note 31 of the Notes to the Consolidated Financial Statements.

[4]	See the table on the next page for a reconciliation to interest income.

E.ON AG Press Release of March 7, 2007	Page 6 of 8
Interest Income1

€ in millions	2006	2005

Net interest expense	-194	-256
(+) Income from loans	31	31
(-) Accretion expense related to the adoption of SFAS 143	524	511
Interest and similar expenses (net)	-687	-736
(+) Non-operating interest income (net)[2]	-5	-39
(-) Interest portion of long-term provisions	389	252
Adjusted interest income (net)	-1,081	-1,027

[1]	The reconciliation is transferred from Note 31 of the Notes to the Consolidated Financial Statements.

[2]	This figure is calculated by adding interest expenses and subtracting interest income. In 2005, non-operating interest income primarily related to an eliminated provision for interest that had been recognized in previous years.
Adjusted Net Income

€ in millions	2006	2005	+/- %

Net income	5,057	7,407	-32
Nonoperating earnings, net, and extraordinary tax effects[1]	-544	-715	—
Income/Loss (-) from discontinued operations, net, and from the cumulative effect of changes in accounting principles, net	-127	-3,052	—
Adjusted net income[2]	4,386	3,640	+20

[1]	Extraordinary tax effects primarily reflect corporate tax credits of € 1.3 billion.

[2]	Non-GAAP financial measure.

E.ON AG Press Release of March 7, 2007	Page 7 of 8

Cost of Capital

2006
Risk-free interest rate	5.1%
Market premium[1]	5.0%
Beta factor[2]	0.7
Cost of equity after taxes	8.6%
Cost of debt before taxes	5.6%
Tax shield (tax rate: 35%)[3]	–2.0%
Cost of debt after taxes	3.6%
Share of equity	45%
Share of debt	55%
Cost of capital after taxes	5.9%
Tax rate	35%
Cost of capital before taxes	9.0%

[1]	The market premium reflects the higher long-term returns of the stock market compared with German treasury notes.

[2]	The beta factor is used as an indicator of a stock’s relative risk. A beta of more than one signals a higher risk than the risk level of the overall market; a beta factor of less than one signals a lower risk.

[3]	The tax shield takes into consideration that the interest on corporate debt reduces a company’s tax burden.

E.ON AG Press Release of March 7, 2007	Page 8 of 8

E.ON Group ROCE and Value Added

€ in millions	2006	2005

Adjusted EBIT[1]	8,150	7,293
Goodwill, intangible assets, and property, plant, and equipment	61,585	60,811
+ Shares in affiliated and associated companies and other share investments	21,358	19,426
– Adjustment for mark-to-market valuation[2]	8,789	5,677
+ Inventories	3,990	2,457
+ Accounts receivable	9,756	8,269
+ Other noninterest-bearing current assets, including prepaid expenses and deferred taxes	13,991	15,520
– Noninterest-bearing provisions[3]	13,375	10,685
– Noninterest-bearing liabilities, including deferred income and deferred taxes	28,363	28,289
Capital employed (at year end)	60,153	61,832
Capital employed (annual average)[4]	61,568	60,398
Capital employed (discontinued operations)[5]	—	410
Capital employed (continuing operations, annual average)	61,568	59,988
ROCE[6]	13.2%	12.2%
Cost of capital	9.0%	9.0%
Value added[6]	2,586	1,920

[1]	Non-GAAP financial measure; see reconciliation to net income on page 5.

[2]	Capital employed no longer includes the mark-to-market valuation of other share investments or related deferred-tax effects.

[3]	Noninterest-bearing provisions mainly include short-term provisions. They do not include provisions for pensions and nuclear waste management.

[4]	In order to better depict intraperiod fluctuations in capital employed, annual average capital employed is calculated as the arithmetic average of the amounts at the beginning of the year, the end of the year, and the balance-sheet dates of the three interim reports. Capital employed amounted to €63,839 million, €61,157 million, and €60,859 million at March 31, June 30, and September 30, 2006, respectively.

[5]	In 2005 the annual average capital employed of E.ON Finland was €410 million.

[6]	Non-GAAP financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 8, 2007	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting